Arthur Don

Tel 312.456.8438

Fax 312.456.8435

dona@gtlaw.com

April 29, 2010

VIA EDGAR TRANSMISSION

Mrs. Patricia P. Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Monetta Fund, Inc. - Securities Act of 1933 (“1933 Act”) File No. 33-1398, Post-Effective Amendment (“PEA”) No. 38, and Investment Company Act of 1940 (“1940 Act”) File No. 811-4466, PEA No. 40

Re:

Monetta Trust - 1933 Act File No. 33-54822, PEA No. 32, and 1940 Act File No. 811-7360, PEA No. 33

Dear Mrs. Williams:

This letter responds to the staff comments related to Monetta Fund, Inc.’s (“Monetta Fund”) PEA No. 37 of Form N-1A and Monetta Trust’s (“Trust” and with Monetta Fund, the “Registrants”) PEA No. 31 of Form N-1A, as discussed in the telephone call you had with my colleague, Richard Cutshall, on April 26, 2010.  Please note that the Fund’s PEA No. 38 and the Trust’s PEA No. 32 will be filed through EDGAR separately, and those filings will reflect, respectively, your comments to the Fund’s PEA No. 37 and the Trust’s PEA No. 31.

The purpose of this letter is to confirm the changes made by the Registrants to comply with each of the comments provided by you.  To simplify your review at this busy time of year, I have listed each of the comments provided by you in a table set forth below.  Next to each item listed, I have set forth the Registrants’ response.  You will note that in each instance we have complied with the comment, or have made an adjustment to eliminate the concern that led to a comment.

All other changes contained in this filing are made in connection with the annual update of the financial and other non-material information.  Consequently, based solely upon our review of the Fund’s PEA No. 38 and the Trust’s PEA No. 32 filed herewith, we represent that such PEAs do not contain disclosures that would render them ineligible to become effective under paragraph (b) of Rule 485 under the 1933 Act.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Mrs. Patricia P. Williams

April 29, 2010

_____________________

	Staff Comment	Response	Checked items apply to ALL applicable Summary sections
General Comments
1	Provide a cover letter with the Registrants’ upcoming PEA filings	This is that letter
Summary Section, Generally
2	For each of the Fund and the Trust, file only the summary prospectuses of only the series of each Registrant

A copy of only Monetta Fund’s summary prospectus will be filed pursuant to Rule 497(k) under the Fund’s 1933 Act File No., and copies of the Trust’s three funds’ summary prospectuses will be filed pursuant to Rule 497(k) under the Trust’s 1933 Act File No.

X
Summary Section, Monetta Fund
3	Edit the disclosure of Monetta Fund’s investment objective to remove any language that is a strategy or method of implementation of the investment objective	Edited	X
4	Remove the sentence “You do not pay a sales charge or load when you buy or sell shares.”	Removed	X
5	Insert the Shareholder Fees table, even if all of the line items reflect “None”	Inserted	X
6	In the Principal Investment Strategies section, identify the name of the Monetta Fund’s benchmark index	Identified
7	Insert language in both the Principal Investment Strategies and Principal Risks sections regarding high portfolio turnover	Inserted
8	Delete the footnote in the Average Annual Total Returns table regarding Monetta Fund’s prior small-cap investment focus, and move that concept to Monetta Fund’s Item 9 responses	Deleted and moved
9	Delete the paragraph that begins “Before you invest, you may want to review…” that appears at the end of the summary prospectus	Deleted - This language will be added to the cover page of Monetta Fund’s summary prospectus filed pursuant to Rule 497(k)	X
Summary Section, Young Investor Fund (in addition to comments carried over from above)
10	Delete the paragraph that begins “The Fund also has an educational objective…” and move it to the Young Investor Fund’s Item 9 responses	Deleted and moved
11	In the footnote to the Young Investor Fund’s Annual Fund Operating Expenses table, identify who may terminate the contract to waive fees and/or pay expenses	Identified
12	Insert language in both the Principal Investment Strategies and Principal Risks sections regarding high portfolio turnover	Inserted
Summary Section, Mid-Cap Equity Fund (in addition to comments carried over from above)
13	Insert language in both the Principal Investment Strategies and Principal Risks sections regarding high portfolio turnover	Inserted
Summary Section, Intermediate Bond Fund (in addition to comments carried over from above)
14	In the Principal Investment Strategies section, identify the three highest investment grade ratings categories for each of Moody’s and S&P	Identified
Statutory Prospectus (shared by the Fund and the Trust)
15	In the Investment Objectives and Strategies section, provide a direct statement of each fund’s investment objective	Provided
16	In the Investment Risks section, identify which risks apply to each fund, either in a list or tabular form	Identified (in tabular form)
17	In the Market Timing section, provide additional information describing the frequent purchases and redemption policies and procedures of the Fund and Trust	Provided
Statement of Additional Information (shared by the Fund and the Trust)
18	In the “Other Directorships Held by Director” column of the table required by Item 17(a)(1), indicate that the column provides information for the past five years	Indicated
19	Insert additional information and disclosures about the qualifications of the directors of the Fund and trustees of the Trust	Inserted
20	Provide additional information regarding the risk management and oversight of the Fund’s Board of Directors and the Trust’s Board of Trustees	Provided

I believe this fully responds to the staff comments that you provided.  We will be happy to address promptly any further questions that you may have regarding this filing.

In connection with the PEA filings, we note the following on behalf of the Fund and the Trust:  (1) The Fund and Trust are each responsible for the accuracy and adequacy of the disclosures in their respective filing: (2) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filings; and (3) The Fund and the Trust may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission under the federal securities laws of the United States.  In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of the Fund’s and Trust’s filings or in response to staff comments on the Fund’s and Trust’s filings.

Questions concerning these materials may be directed to the undersigned at (312) 456-8438, or to my colleague Richard Cutshall, Esq. at (312) 476-5121.

Best regards,

GREENBERG TRAURIG, LLP

By: /s/ Arthur Don

Arthur Don, a Shareholder

cc:

Robert S. Bacarella

Maria C. De Nicolo

Richard M. Cutshall

GREENBERG TRAURIG, LLP